EXHIBIT 99.3

Grand Slam Asset Management, LLC

2160 North Central Road, Suite 306

Fort Lee, NJ 07024

May 20, 2019

Transact Technologies Inc.

One Hamden Center

2319 Whitney Avenue

Suite 3B

Hamden, CT 06518

To:               The Board of Directors Transact Technologies Inc.

RE:               Board composition

Dear Directors:

On December 18, 2018 Grand Slam Asset Management, LLC (“Grand Slam”), as the largest shareholder of Transact Technologies Inc. (“TACT”) controlling about 7% of the outstanding stock, sent you a letter detailing our concerns about certain matters relating to the composition of the Board and the operations of the company. In particular, we noted the importance of adding one or more Directors with restaurant industry experience and the replacement of a Director who had been aggressively selling his shares in TACT. We also noted the importance of the coming 24 months for TACT to execute on developing a leading position in the restaurant solutions space.

We would like to take this opportunity to thank the Board for taking the time to meet with us in order to more fully discuss our views. We were very pleased with the open dialog we had with several Board members and believe that the Board has taken our comments to heart. In particular, we wish to note our support for the newly nominated Director, Emanuel Hilario. We believe that Mr. Hilario’s extensive experience as a restaurant executive will be of great benefit to TACT, and we intend to vote our shares in support of both him and Ms. Olinger.

We also wish to thank management for its increased shareholder outreach, especially its investor day in New York to showcase the unveiling of the new restaurant solutions platform, BOHA. We were extremely impressed by the scope of functionality provided by BOHA. This view was reinforced in the past few days as we attended the National Restaurant Show in Chicago and observed firsthand the high level of interest from prospective customers. In our December letter, we stated our belief that the restaurant solutions offerings provide the largest opportunity in the Company's history and our conviction is now reinforced.

In closing we wish to express our continued support for TACT, its management team and its Board.

Regards,

Mitchell Sacks	Erik Volfing
Chief Investment Officer	Co-Portfolio Manager
Grand Slam Asset Management, LLC	Grand Slam Asset Management, LLC